EXHIBIT 99.2
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NEW RELEASE

February 2, 2006

ARC ENERGY TRUST ANNOUNCES 2005 INCOME TAX INFORMATION
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Calgary, February 2, 2006 (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") announces its 2005 Income Tax Information to be as follows:

ARC ENERGY TRUST (AET.UN)
2005 INCOME TAX INFORMATION
CANADA REVENUE AGENCY (CRA) ACCOUNT NUMBER T16-4073-86

THE INFORMATION CONTAINED HEREIN IS BASED ON ARC ENERGY TRUST'S UNDERSTANDING OF THE INCOME TAX ACT (CANADA) AND THE REGULATIONS THEREUNDER. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

LEGAL STATUS OF THE TRUST: ARC Energy Trust ("the Trust") is a legal entity and is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust must perform an income tax calculation and allocate the taxable income to Unitholders of record for each payment date throughout the year.

TAXATION OF CASH DISTRIBUTIONS: a) No amounts are to be reported for tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans (collectively referred to as "Pension Plans"). b) For cash distributions received by a Canadian resident outside of a Pension Plan 98 per cent of 2005 payments are taxable, with the remaining 2 per cent being tax deferred and deemed a return of capital, as scheduled below.

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                                                  TAXABLE AMOUNT     TAX DEFERRED
    RECORD DATE                                     (BOX 26         AMOUNT (BOX 42     TOTAL CASH
                            PAYMENT DATE          OTHER INCOME)   RETURN OF CAPITAL)  DISTRIBUTION
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
 December 31, 2004        January 17, 2005           $0.1470            $0.0030            $0.15
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  January 31, 2005        February 15, 2005          $0.1470            $0.0030            $0.15
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 February 28, 2005         March 15, 2005            $0.1470            $0.0030            $0.15
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   March 31, 2005          April 15, 2005            $0.1470            $0.0030            $0.15
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   April 30, 2005           May 16, 2005             $0.1470            $0.0030            $0.15
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    May 31, 2005            June 15, 2005            $0.1470            $0.0030            $0.15
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   June 30, 2005            July 15, 2005            $0.1470            $0.0030            $0.15
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   July 31, 2005           August 15, 2005           $0.1470            $0.0030            $0.15
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  August 31, 2005        September 15, 2005          $0.1666            $0.0034            $0.17
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 September 30, 2005       October 17, 2005           $0.1666            $0.0034            $0.17
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  October 31, 2005        November 15, 2005          $0.1960            $0.0040            $0.20
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 November 30, 2005        December 15, 2005          $0.1960            $0.0040            $0.20
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                                TOTAL                $1.9012            $0.0388            $1.94
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

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A T3 Supplementary Slip will be issued by ARC Energy Trust to Registered
Unitholders for 2005 no later than March 31, 2006.

TAX UPON THE DISPOSITION OF ROYALTY TRUST UNITS: In most circumstances the return of capital distributions will reduce the Unitholder's cost base of their units. The cost base of the units is required in the calculation of a capital gain or capital loss (assuming the units are capital property of the Unitholder) upon the disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely a capital distribution while holding ARC Energy Trust units. For investors in the $10.00 per unit initial public offering in July 1996 the cost base of units still held as at December 31, 2005, is $3.32 per unit taking into account the return of capital of $6.64 in 1996 through to 2004 and $0.04 in 2005.



ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website WWW.ARCENERGYTRUST.COM or contact:

                Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600            Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9